

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2008

Mr. Joseph M. Murphy
President and
Chief Executive Officer
Telvue Corporation
16000 Horizon Way
Suite 500
Mt. Laurel, NJ 08054

> **Re:** **Telvue Corporation**
> **Form 10-KSB**
> **Filed March 29, 2008**
> **File No. 0-17170**

Dear Murphy:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director